UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Stammtisch Investments LLC

9 Federal Street

Easton, Maryland 21601
(410) 770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,124,121
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,124,121
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,124,121 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%(1)
14	TYPE OF REPORTING PERSON OO

[1]

Based on 145,219,109 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement, dated December 12, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,709,802
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 38,442,243
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,793,245(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%(2)
14	TYPE OF REPORTING PERSON IN

[2]

Based on 145,219,109 shares of Common Stock of the Issuer, issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement, dated December 12, 2022. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,706
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 654,706
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(3)
14	TYPE OF REPORTING PERSON OO

[3]	Based on 145,219,109 shares of Common Stock of the Issuer, issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement, dated December 12, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heorot Power Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 375,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(4)
14	TYPE OF REPORTING PERSON CO

[4]	Based on 145,219,109 shares of Common Stock of the Issuer, issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement, dated December 12, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Somerset Operating Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,510,638
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,510,638
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,510,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(5)
14	TYPE OF REPORTING PERSON OO

[5]	Based on 145,219,109 shares of Common Stock of the Issuer, issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement, dated December 12, 2022.

9
CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allin WULF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,777,778
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,777,778
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,777,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(6)
14	TYPE OF REPORTING PERSON OO

[6]	Based on 145,219,109 shares of Common Stock of the Issuer, issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement, dated December 12, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 10

Item 1. Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022  and Amendment No. 4 thereto, filed with the Commission on October 14, 2022 (the “Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC (“Lucky Liefern”), (iv) Heorot Power Holdings LLC (“Heorot”), (v) Somerset Operating Company, LLC (“Somerset”) and (vi) Allin WULF LLC (“Allin WULF”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.  The Amendment No. 5 is being filed to (i) disclose the termination of the voting proxies by Bayshore Capital, LLC, the former Bayshore Capital, LLC members, and the BJP Revocable Trust in favor of Stammtisch, which terminated in accordance with their terms upon Mr. Paul B. Prager no longer controlling the vote of a majority of the Issuer’s outstanding shares as a result of the Issuer’s registered issuance of 16,850,000 shares of Common Stock on December 12, 2022, (ii) reflect that Bayshore Capital, LLC and Mr. Bryan Pascual have ceased to be in a group with the Reporting Persons, and (iii) to reflect the revised beneficial ownership percentages of the Reporting Persons as a result of the December 12, 2022 issuance.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting paragraphs relating to Bayshore Capital, LLC and Mr. Bryan Pascual.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 145,219,109 shares of Common Stock issued and outstanding as of December 12, 2022, as set forth in the Issuer’s prospectus supplement dated December 12, 2022.

(a)	and (b)

(i)	As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 26,124,121 shares of the Common Stock (approximately 18.0% of the Common Stock), all of which it holds directly. . Stammtisch may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

(ii)	As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 52,709,802shares of the Common Stock (approximately 36.0% of the Common Stock). Of such 52,709,802 shares of the Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 26,124,121 shares of the Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of the Common Stock by virtue of his position as the managing member of Lucky Liefern, 375,000 shares of the Common Stock by virtue of his position as the sole managing member of Heorot, 8,510,638 shares of the Common Stock by virtue of his position as the sole managing member of Somerset, 2,777,778 shares of the Common Stock by virtue

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 10

of his position as the sole managing member of Allin WULF and 14,267,559 shares of the Common Stock owned by various individuals, trusts and limited liability companies by virtue of irrevocable voting proxies executed by such individuals, trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 52,709,802 shares of the Common Stock and sole dispositive power with respect to 38,442,243shares of the Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of the Common Stock.

(iii)	As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of the Common Stock (approximately 0.5% of the Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.
(iv)	As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 375,000 shares of the Common Stock (approximately 0.3% of the Common Stock), which it holds directly. Heorot may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

(v)	As of the date of this Schedule 13D, Somerset may be deemed the beneficial owner of 8,510,638 shares of the Common Stock (approximately 5.9% of the Common Stock), which it holds directly. Somerset may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.
(vi)	As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 2,777,778 shares of the Common Stock (approximately 1.9% of the Common Stock), which it holds directly. Allin WULF may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Termination of Bayshore Proxies, Bayshore Former Holder Proxies and BJP Revoable Trust Proxy

On December 12, 2022, the Issuer issued 16,850,000 shares of Common Stock.  As a result of such issuance, Mr. Paul B. Prager no longer controlled the vote of a majority of the Issuer’s outstanding shares, and the various proxies granted by Bayshore Capital, LLC, the former Bayshore Capital, LLC members, and the BJP Revocable Trust in favor of Stammtisch all terminated in accordance with their terms.

Item 7. Material to be Filed as Exhibits.

Exhibit 32	Joint Filing Agreement, dated as of December 16, 2022, as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022

STAMMTISCH INVESTMENTS LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 President and Manager

/s/ Paul B. Prager
 PAUL B. PRAGER

LUCKY LIEFERN, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

HEOROT POWER HOLDINGS, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

SOMERSET OPERATING COMPANY, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

ALLIN WULF LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 32

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D, and amendments thereto, relating to the common stock, $0.001 par value per share, of TeraWulf Inc. This Joint Filing Agreement shall be included as an exhibit to such joint filing and may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby executes this Joint Filing Agreement.

Date: December 16, 2022

STAMMTISCH INVESTMENTS LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 President and Manager

/s/ Paul B. Prager
 PAUL B. PRAGER

LUCKY LIEFERN, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

HEOROT POWER HOLDINGS, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

SOMERSET OPERATING COMPANY, LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 Managing Member

ALLIN WULF LLC

By: /s/ Paul B. Prager
 Paul B. Prager
 President